FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated July 14, 2008, announcing that Banco Santander and Alliance & Leicester (A & L) have reached agreement over terms of an acquisition of A & L’s shareholder stock	3

2	Notification, dated July 14, 2008, regarding a webcast presentation to be given to analysts relating to the A & L transaction

3	Presentation regarding the A & L transaction

Item 1
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
FOR IMMEDIATE RELEASE
Recommended acquisition
of
Alliance & Leicester plc
by
Banco Santander S.A.
to be implemented by means of a scheme of arrangement
under sections 895 to 899 of the Companies Act 2006
14 July 2008
Summary
•	Santander and A&L are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of A&L by Santander.

•
Under the terms of the Acquisition, A&L Shareholders will receive one Santander Share for every three A&L Shares. Prior to the Effective Date, A&L intends to declare an interim dividend of 18 pence in cash per A&L Share.

•
Based on the Closing Price of Euro 11.23 per Santander Share on 11 July 2008, being the last Business Day prior to this announcement, the Acquisition values each A&L Share at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent to the Closing Price of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend, the total value is 317 pence and represents a premium of 44.6 per cent to such Closing Price.

•
The Acquisition allows the combination of A&L and Abbey’s complementary business operations, enhancing the competitive positioning of the products and services offered by the group, benefiting customers. The combined group should also benefit from increased efficiency and should, over time, enable A&L’s cost of funding to be reduced from the current high levels.

•	For Santander, the Acquisition will deliver increased critical mass for the Santander Group in the UK market.

•
It is intended that the Acquisition will be implemented by means of a scheme of arrangement under sections 895 to 899 of the Companies Act. It is expected that the Scheme Document will be posted in August 2008 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the Acquisition completed in or around October 2008.

•
The Acquisition is conditional on, among other things, certain approvals by Santander Shareholders and A&L Shareholders and the sanction of the Scheme by the Court. Merger control approvals and regulatory clearances from, inter alia, the Financial Services Authority and the Bank of Spain will also need to be obtained. In order to become effective, the Scheme must be approved by a majority in number of A&L shareholders voting, representing three-fourths in value of the A&L Shares that are voted, at the Court Meeting. In addition, a special resolution implementing the Scheme and sanctioning the related reduction of capital must be passed by A&L Shareholders representing 75 per cent of the votes cast at the A&L Extraordinary General Meeting.

•
Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European and Latin American countries (including the United Kingdom). As at 11 July 2008, Santander Group was the sixth largest banking group in the world by market capitalisation and the largest banking group in the euro zone. The company has its principal place of business in Madrid. Its shares are listed on the four Spanish Stock Exchanges and on the London, Milan, Lisbon, Buenos Aires, Mexican and New York (through Santander ADRs) stock exchanges, with a market capitalisation of approximately Euro 70.2 billion based on the closing price of Santander Shares on 11 July 2008.

Commenting on the Acquisition, Emilio Botín Chairman of Santander said:
“The acquisition of A&L will be a significant step in the development of Santander’s UK business. The transaction meets Santander’s return on investment target as well as being accretive for Santander Shareholders. We are very pleased to be working with the management and employees of A&L as we seek to build with Abbey one of the leading franchises in the UK banking sector.”
Commenting on the Acquisition, Roy Brown, Acting Chairman of A&L, said:
“The Board has taken the decision to recommend the acquisition by Santander after careful consideration. A&L is a strong and attractive business and its resilient performance is proof of the quality of its franchise. However, the Board is acutely aware of the significant external risks presented by the deterioration in economic conditions and the continuing turbulence in the financial markets. Against that background, the proposal from Santander represents value for shareholders and the combination of A&L with Santander’s UK operations is an excellent fit.”
The Acquisition will be governed by English law and will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the Acquisition will be subject to the applicable requirements of Spanish law and regulation.
This summary should be read in conjunction with, and is subject to, the full text of this announcement and the appendices hereto. Appendix I to this announcement contains the conditions to, and certain further terms of, the Acquisition. Appendix II to this announcement contains further details of the bases and sources of information contained in this announcement. Appendix III to this announcement contains further details relating to the irrevocable undertakings received by Santander and Appendix IV contains definitions of certain expressions used in this summary and in this announcement.

Santander is being advised by Merrill Lynch. A&L is being advised by JPMorgan Cazenove, Morgan Stanley and Rothschild.

Enquiries:

Santander

Angel Santodomingo	+ 34 91 259 6514

Merrill Lynch	+ 44 (0) 207 628 1000

Investment Banking

Andrea Orcel

Richard Slimmon

Corporate Broking

Simon Fraser

A&L

Stuart Dawkins	+ 44 (0) 116 200 3088

Press Office	+ 44 (0) 116 200 3355

Mark Jones (Investor Relations)	+ 44 (0) 116 200 4492

JPMorgan Cazenove	+ 44 (0) 20 7588 2828

Tim Wise

Mike Collar

Morgan Stanley	+ 44 (0) 207 425 8000

Investment Banking

Jason Windsor

Alex Smith

Corporate Broking

Paul Baker

Rothschild	+ 44 (0) 207 280 5000

Anthony Salz

Crispin Wright
Ben Davey
THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.
The distribution of this announcement in jurisdictions other than Spain, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.
This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.
The New Santander Shares to be received by A&L Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Santander Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, A&L Shareholders who are or will be “affiliates” of Santander prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Santander Shares received in connection with the Scheme.
A&L will prepare the Scheme Document which will be distributed to A&L Shareholders. Santander and A&L strongly advise A&L Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. This announcement does not constitute a prospectus or prospectus equivalent document. A&L Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once the Scheme Document has been dispatched.
Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent or more of any class of ”relevant securities” of Santander or A&L, all “dealings” in any “ relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the “offer period” for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in ”relevant securities” of Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Santander or A&L by Santander or A&L, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander’s ability to successfully combine the businesses of Santander and A&L and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor A&L undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or A&L as appropriate.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
FOR IMMEDIATE RELEASE
Recommended acquisition
of
Alliance & Leicester plc
by
Banco Santander S.A.
to be implemented by means of a scheme of arrangement
under sections 895 to 899 of the Companies Act 2006
1.	Introduction

Santander and A&L announce that they have reached agreement on the terms of a recommended acquisition by Santander of A&L, which is to be effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act.

The A&L Board, which has been so advised by JPMorgan Cazenove, Morgan Stanley and Rothschild, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the A&L Board, JPMorgan Cazenove, Morgan Stanley and Rothschild have relied on the commercial assessment of the A&L Board. Accordingly, the A&L Board intends unanimously to recommend that A&L Shareholders vote in favour of the Scheme, as they have themselves agreed irrevocably to undertake to do (or procure to be done) in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent of the existing issued share capital of A&L). All of these irrevocable undertakings will continue to be binding if a higher competing offer for A&L is made.

The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix IV.

2.	The Acquisition

Under the Scheme, and subject to the Conditions and further terms set out in Appendix I and the full terms and conditions that will be set out in the Scheme Document, Santander will issue New Santander Shares to A&L Shareholders on the following basis:

for every 3 A&L Shares                      1 New Santander Share
Prior to the Effective Date, A&L intends to declare an interim dividend of 18 pence in cash per A&L Share.

Based on the Closing Price of Euro 11.23 per Santander Share on 11 July 2008, being the last Business Day prior to this announcement, the Acquisition values each A&L Share at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent to the Closing Price of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend, the total value is 317 pence and represents a premium of 44.6 per cent to such Closing Price.
This exchange ratio assumes that A&L will not declare or pay any dividend after the date of this announcement, other than the interim dividend referred to above. Should it do so, Santander will adjust the ratio downwards pro rata to reflect this.
No fractions of New Santander Shares will be allotted to holders of A&L Shares. Fractional entitlements to New Santander Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the holders of A&L Shares entitled to them.
If the Scheme becomes effective the A&L Shares will be disposed of by A&L Shareholders fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them after the date of this announcement.
If the Acquisition had become effective today, existing Santander Shareholders would own approximately 97.8 per cent of the issued share capital of Santander as enlarged by the Acquisition and existing A&L Shareholders approximately 2.2 per cent.
The Acquisition will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Scheme Document. It is expected that, subject to the satisfaction or, where relevant, waiver of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed in or around October 2008.
Other than any Santander Shares purchased and cancelled pursuant to any existing Santander repurchase facility or any Santander Shares issued pursuant to Santander share option schemes or following the conversion of currently outstanding securities convertible into Santander Shares, if any changes are made to Santander’s share capital or Santander makes an extraordinary distribution (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie (the “Santander Share Capital Change”) in either case, after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant Santander Share Capital Change already occurred.
Other than any A&L Shares issued pursuant to the A&L Share Option Schemes, if any changes are made to A&L’s share capital or A&L makes any distribution (other than the interim dividend), whether in cash or otherwise (the “A&L Share Capital Change”) after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant A&L Share Capital Change already occurred.

3.	The New Santander Shares

The New Santander Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Santander Shares and will be entitled to all dividends and other distributions declared or paid by Santander by reference to a record date on or after the Effective Date but not otherwise. Santander pays dividends quarterly.

Further details of the rights attaching to the New Santander Shares and a description of the material differences between the rights attaching to the New Santander Shares and the A&L Shares will be set out in the Scheme Document. Santander reserves the right to satisfy in full or in part its obligation to issue the New Santander Shares to A&L Shareholders through the delivery of Santander Shares from treasury stock.

Santander’s ordinary shares are listed on the four Spanish Stock Exchanges (and quoted through the Automated Quotation System of the Bolsas de Valores) and on the London, Milan, Lisbon, Buenos Aires, Mexican and New York (through Santander ADRs) stock exchanges. Applications will be made for the New Santander Shares to be admitted to listing on these exchanges. Santander had a market capitalisation of approximately Euro 70.2 billion (approximately £56.1 billion) based on the Closing Prices of Santander Shares on 11 July 2008, the last Business Day prior to the commencement of the offer period.

4.	Background to and reasons for the Acquisition

Strategic rationale for A&L shareholders

A&L operates in two main business segments being Retail and Commercial Banking. A&L’s strategy is to continue to enhance its position as one of the UK’s leading broad-service banks. Abbey has complementary business operations which when combined with A&L will enhance the competitive positioning of the products and services offered by the group, benefiting customers.

A&L’s shareholders, customers, employees and other stakeholders will also gain from the benefits of being part of a larger, more diversified banking group. In particular, being part of the enlarged Santander Group should, over time, enable A&L’s cost of funding to be reduced from the current high levels. The combined group should also benefit from increased efficiency.

The Board of A&L has given careful consideration to these benefits, the relative positioning of A&L’s business and its ability to grow in the current uncertain market environment.

Strategic rationale for Santander

Santander has a “vertical strategy” in each of the markets in which it is present. This requires Santander to be a significant local player and achieve market shares of close to 10%. The combination of A&L and Abbey, which has been performing well, will deliver increased critical mass for the Santander Group in the UK market. The combined business will have 959 branches, which will represent a share of 7.6% in the UK market. It is also expected to have combined market shares in savings and unsecured personal loans in the UK in excess of 8%.

Analysis of A&L’s operating expense ratios compared to Abbey suggests that there are opportunities to achieve enhanced efficiencies. Taking into account differences in business mix, Santander believes that there would be scope to reduce A&L’s expenses by £30-50 million on a standalone basis.
Santander believes that it is possible to realise substantial benefits by transferring A&L’s operations to Partenon, its proprietary IT platform, and integrating its back office functions with those of Abbey. The implementation of Partenon at Abbey is now reaching its final stages and Santander is now ready to integrate A&L. Santander believes that this integration can be completed with low risk.
A top-down analysis of potential efficiencies and integration benefits conducted by Santander suggests that the acquisition of A&L will lead to annualised cost savings (including £30-50 million of efficiency savings as referred to above) of more than £180 million (before tax) by the end of 2011. This figure has been calculated by Santander management on the basis of their experience of prior transactions (including the acquisition of Abbey) and is based on existing costs, operating structures and business volumes and Santander’s proposed strategy for A&L following its acquisition.
The acquisition of A&L will accelerate Abbey’s planned expansion in the SME market. A&L is developing a network of 19 business centres in Great Britain and Northern Ireland. A combination with A&L will lead to significant increases in Abbey’s number of active business customers and commercial loan balances.
Financial effects of the Acquisition, risks and mitigants
Santander has identified a number of potential risks in connection with the Acquisition. These include credit risk concentration and liquidity risk.
Santander has developed detailed plans to mitigate these risks. These include increasing A&L’s regulatory capital and coverage ratios. Santander has also, for the purposes of estimating the financial benefits of the Acquisition, assumed a higher level of credit impairments than is currently forecasted by research analysts.
Against this background and in current market conditions, Santander believes that it is consistent with its existing policies to assume that it will need to provide additional capital of £1 billion to A&L. This additional capital will be allocated to balance sheet strengthening and integration costs:
•	Future adverse development in the treasury portfolio

•	Previous mark-to-market losses on AFS portfolio that have not been deducted from regulatory capital to date

•	Anticipated increased credit impairments through the cycle

•	Improvement of coverage ratios and other balance sheet strengthening

•	Restructuring charges associated with integration
To address potential liquidity risks, Santander intends to reduce the assets of the combined A&L and Abbey by between £20 billion and £30 billion over the course of two years. This will include running down the treasury portfolio over time. In estimating the financial benefits of the Acquisition, Santander has taken into account an estimated impact on profitability of such deleveraging.
Santander expects that the acquisition of A&L will produce a return on investment of approximately 19% by 2011. The calculation of the return on investment takes into account the additional £1 billion of capital referred to above . Santander also expects that the Acquisition will lead to accretion in Santander’s earnings per share including synergies (before exceptional items) from 2009. This statement as to financial accretion is not, however, intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year.
The transaction therefore meets the financial criteria that Santander has previously communicated to the market (return on investment above its cost of capital and positive EPS impact by year three).
5.	Information on A&L

A&L is one of the UK’s major financial services groups, offering a broad range of financial services and products to personal and commercial customers. At 31 December 2007, A&L Group had ordinary shareholders’ equity of £1,716 million and total assets of £79 billion. For the financial year ended 31 December 2007, the A&L Group reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, A&L employed 7,293 people on a full time equivalent basis, had approximately 254 branches and some 5.5 million customers. At the close of business on 11 July 2008, the last business day prior to this announcement, A&L had a stock market capitalisation of £923 million.

The A&L Group has two main business areas: Retail Banking and Commercial Banking.

Retail Banking (which accounted for approximately 73 per cent of A&L’s core operating profits before changes in the fair value and impairment of treasury investments and group items in 2007) covers the broad range of services to personal customers, focusing on the provision of mortgages, retail savings, current accounts and personal loans. A&L also operates a number of partnerships for the provision of life and general insurance, long-term investment products and credit cards.

Commercial Banking (which accounted for approximately 27 per cent of A&L’s core operating profits before changes in the fair value and impairment of treasury investments and group items in 2007) provides finance for both new and existing business customers, with significant expertise in a number of commercial lending sectors. In addition, the Group provides business banking services to SMEs and cash management and handling services for retailers and other corporates.

6.	Information on Santander

Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European (including in the United Kingdom, Austria, Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. At 31 December 2007, the Santander Group was the largest banking group in the euro zone by market capitalisation with a stock market capitalisation of Euro 92.5 billion, stockholders’ equity of Euro 51.9 billion and total assets of Euro 912.9 billion. The Santander Group had an additional Euro 151.0 billion in mutual funds, pension funds and other assets under management at that date. For the financial year ended 31 December 2007, the Santander Group reported net attributable income of Euro 9.1 billion. At that date, it employed approximately 131,819 people, had approximately 11,178 branches and some 65.1 million customers worldwide.

Founded in 1857, Santander developed a leading financial services group both in Spain and internationally. In Latin America, Santander is the leading banking franchise with majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Peru, Uruguay and Venezuela. As of 31 December 2007, the Santander Group managed a commercial banking business in Latin America with 65,628 employees and 4,498 branches. The Santander Group also owns the third largest financial group in Portugal, as well as Santander Consumer, one of the largest consumer finance franchises in Germany, Italy and other European countries.

The Santander Group has three main business areas where its commercial banking activity is complemented by global businesses: asset management and insurance, retail banking and wholesale banking (which includes its investment banking and treasury businesses).

Commercial Banking (approximately 80 per cent of the Santander Group’s profits in 2007 before financial management and holdings) covers the banking activities of the different networks and specialised units in Continental Europe (including four units: Santander Network, Banesto, European Consumer Finance and Portugal), Latin American (including the activities in Latin America conducted through Santander’s subsidiary banks and finance companies) and United Kingdom (principally the Abbey business).

Asset Management and Insurance accounted for approximately 4 per cent of the Santander Group’s profits in 2007 before financial management and holdings. Asset management includes pension and mutual funds and bancassurance.

Global Wholesale Banking (approximately 16 per cent of the Santander Group’s profits in 2007 before financial management and holdings) covers its global transaction banking, global investment banking and markets businesses.

Santander Trading

Santander continues to trade in line with its expectations. Santander will publish its results for the second quarter of 2008 on 29 July 2008.

7.	Implementation agreement

Santander and A&L have entered into the Implementation Agreement, which contains certain assurances in relation to the implementation of the Scheme. The Implementation Agreement also includes the following provisions:

Break fee arrangements

As a pre-condition to Santander agreeing to announce the Acquisition, A&L has agreed in the Implementation Agreement to pay a break fee to Santander of £12.6 million if, before the Acquisition is withdrawn or lapses or, with the consent of the Panel, is not made (i) an announcement concerning a competing proposal is made and that proposal or another competing proposal is subsequently completed or (ii) the directors of A&L fail to recommend that A&L Shareholders vote in favour of the resolutions required to implement the Acquisition at the relevant scheme and shareholder meetings or as applicable withdraw, qualify or adversely modify their recommendation.

Non-solicitation arrangements

A&L has agreed that it will not solicit any competing proposal. In addition, A&L has agreed to notify Santander promptly of any approach made to A&L in relation to a competing acquisition for A&L (whether by means of scheme of arrangement or otherwise) or any request for information under Rule 20.2 of the City Code.

A&L has agreed it will not offer any competing bidder transaction protections which are materially more favourable than those set out in the Implementation Agreement.

Further information regarding this agreement will be set out in the Scheme Document.

8.	Management and employees

Santander has given assurances to the A&L Directors that the existing employment rights, including pension rights, of all management and employees of the A&L Group will be fully safeguarded following completion of the Acquisition.

9.	Irrevocable undertakings

The members of the A&L Board have agreed irrevocably to undertake to vote in favour of the Scheme in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent of the existing issued share capital of A&L).

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

10.	Effect of the Scheme on the A&L Share Option Schemes

Santander intends to make appropriate proposals to award holders under the A&L Share Option Schemes. Award holders will be informed of the proposals as soon as is practicable.

11.	Structure of the Acquisition

The Acquisition is expected to be effected by means of a scheme of arrangement between A&L and its shareholders under sections 895 to 899 of the Companies Act. The procedure involves an application by A&L to the Court to sanction the Scheme and to confirm the cancellation of A&L’s currently issued ordinary share capital. In consideration for the cancellation of A&L Shares and the issue of new A&L Shares to Santander, the A&L Shareholders will receive New Santander Shares on the basis set out in paragraph 2 above.

Before the Court Orders can be sought, the Scheme will require approval (i) by A&L Shareholders at the Court Meeting and (ii) by the A&L Shareholders of certain resolutions to be proposed at the A&L Extraordinary General Meeting.

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than 75 per cent in value of A&L Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme.

The A&L Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of A&L’s share capital and amendments to the A&L Articles necessary to implement the Scheme and any other resolutions that may be necessary.

The Santander General Shareholders Meeting will be convened for the purposes of considering and, if thought fit, passing resolutions to approve an increase in Santander’s share capital necessary to issue the New Santander Shares under the Scheme and to give effect to the Acquisition. For the resolutions to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent of the voting capital of Santander (in which case the resolutions may be passed by a simple majority of the Santander Shares present or represented at such meeting). On second call the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent of the voting capital of Santander (in which case, if shareholders representing less than 50 per cent of the voting capital of Santander are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Santander Shares present or represented at such meeting, and if shareholders representing 50 per cent or more of the voting capital of Santander are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of the Santander Shares present or represented at such meeting). It is expected that the meeting will be held on second call. Santander has, however, reserved the right to satisfy in full or in part its obligation to issue the New Santander Shares to A&L Shareholders through the delivery of Santander Shares from treasury stock. If Santander elects to do this, then the Santander General Shareholders Meeting may not be required.

Once the necessary approvals from the A&L Shareholders and, if required, Santander Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and registration of the Court Orders by the Registrar of Companies in England and Wales. Upon the Scheme becoming effective, it will be binding on all A&L Shareholders, irrespective of whether they attended or voted at the Court Meeting or the A&L Extraordinary General Meeting.

12.	De-listing of A&L Shares

The London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in A&L Shares on the London Stock Exchange’s market for listed securities and the listing of the A&L Shares from the Official List. The last day of dealings in A&L Shares on the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6:00 p.m. on that date. On the Effective Date, share certificates in respect of A&L Shares will cease to be valid and should be destroyed. In addition, entitlements to A&L Shares held within the CREST system will be cancelled on the Effective Date.

13.	Regulatory Clearances

The Acquisition is conditional upon obtaining merger control approvals and regulatory clearances from the Financial Services Authority, the CNMV and the Bank of Spain as well as certain other regulatory bodies in other jurisdictions. It is expected that, subject to the satisfaction or, where relevant, waiver, of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed in or around October 2008.

14.	Settlement, listing and dealing

Applications will be made for the New Santander Shares issued in the Acquisition to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders’ holdings of, and trades, in Santander Shares will be recorded. A statement of ownership of Santander Shares will not be issued by Iberclear or its member entities unless one is requested by the Santander Shareholder. Such statement is not a definitive certificate of title. In addition, to the extent required under Spanish law and regulation, Santander will publish, and have registered and approved, a prospectus in connection with the offer, issue and/or the subsequent listing on the Bolsas de Valores of the Santander Shares to be delivered in connection with the Acquisition.

Trades in the New Santander Shares (being Spanish securities) are not capable of being settled within the usual UK settlement systems. Accordingly, in order to facilitate the holding of interests in New Santander Shares by A&L Shareholders and the trading of such interests in the UK, A&L Shareholders are expected to be issued CDIs representing entitlements to the relevant New Santander Shares.

It is proposed that, following successful completion of the Acquisition, appropriate applications will be made to list the New Santander Shares on the London, Milan, New York (through ADRs), Lisbon, Mexican and Buenos Aires stock exchanges.

Further details on settlement, listing, dealing and CDIs will be included in the Scheme Document.

15.	Taxation

Under Spanish law, Santander is generally required to withhold 18 per cent on account of Spanish Non Resident Income Tax on dividend payments to Santander Shareholders not resident in Spain for tax purposes and not acting through a permanent establishment in Spain.

However, certain non-Spanish tax resident Santander Shareholders may be eligible to benefit from an exemption or a withholding reduced rate under Spanish domestic law or under the provisions of an applicable double tax treaty entered into between Spain and such non-resident shareholder’s country of residence. Where this is the case, Santander will not be obliged to levy such withholding or will make it at the relevant reduced rate, provided that the non-resident Santander Shareholder provides evidence of its right to benefit from such exemption or withholding reduced rate by furnishing Santander (through the appropriate intermediaries) with a certificate of tax residence duly issued by the tax authorities of its country of residence in force at the time the dividend is payable.

In addition, according to Spanish domestic law, for individuals resident in the European Union or in a country with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and which do not operate in Spain through a permanent establishment, dividends up to Euro 1,500 (aggregating all Spanish source dividends which such individuals may obtain in a calendar year) are exempt from Spanish taxation, subject to filing a refund claim with the Spanish tax authorities.

16.	Disclosure of interests in A&L

In the time available, for reasons of confidentiality, Santander has not been able to establish whether it or any of the Santander Directors, or any party acting in concert with Santander (i) has any interest in or right to subscribe in respect of any relevant securities of A&L, or (ii) has any short positions in respect of relevant securities of A&L (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or (iii) has borrowed or lent any relevant security of A&L (save for any borrowed shares which have been on-lent or sold). Santander will, however, be making enquiries in this respect after this announcement is made and will update the market when it has done so.

17.	General

The Scheme Document will be despatched to A&L Shareholders and, for information only, to holders of options under A&L Share Option Schemes, in due course. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the A&L Extraordinary General Meeting, the expected timetable and further information relating to the Santander Shares and will specify the necessary action to be taken by A&L Shareholders.

The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and the Conditions and further terms set out in Appendix I, and the full terms and conditions to be set out in the Scheme Document. In addition, the Acquisition is subject to the applicable requirements of Spanish law and regulation.

Santander is being advised by Merrill Lynch. A&L is being advised by JPMorgan Cazenove, Morgan Stanley and Rothschild.

18.	Recommendation

The Board of A&L, in considering the Santander offer, has given careful consideration to the current market uncertainties and to their potential impact on A&L. In these circumstances, the Board of A&L, which has been so advised by JPMorgan Cazenove, Morgan Stanley and Rothschild consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the A&L Board, JPMorgan Cazenove, Morgan Stanley and Rothschild have relied on the commercial assessments of the A&L Board. Accordingly, the A&L Board intends unanimously to recommend that A&L Shareholders vote in favour of the Scheme, as they have themselves agreed to irrevocably undertake to do (or procure to be done) in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent of the existing issued share capital of A&L). All of these irrevocable undertakings will continue to be binding if a higher competing offer for A&L is made.

In accordance with Rule 2.10 of the City Code, as at 11 July 2008: 420,917,175 A&L Shares were in issue and 6,254,296,579 Santander Shares were in issue. The International Securities Identification Number for A&L is GB0000386143 and the International Securities Identification Number for Santander Shares is ES0113900J37.

Enquiries:

Santander

Angel Santodomingo	+ 34 91 259 6514

Merrill Lynch	+ 44 (0) 207 628 1000

Investment Banking

Andrea Orcel

Richard Slimmon

Corporate Broking

Simon Fraser

A&L

Stuart Dawkins	+ 44 (0) 116 200 3088

Press Office	+ 44 (0) 116 200 3355

Mark Jones (Investor Relations)	+ 44 (0) 116 200 4492

JPMorgan Cazenove	+ 44 (0) 20 7588 2828

Tim Wise

Mike Collar

Morgan Stanley	+ 44 (0) 207 425 8000

Investment Banking

Jason Windsor

Alex Smith

Corporate Broking

Paul Baker

Rothschild	+ 44 (0) 207 280 5000

Anthony Salz

Crispin Wright

Ben Davey

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.
The distribution of this announcement in jurisdictions other than Spain, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.
This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.
The New Santander Shares to be received by A&L Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Santander Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, A&L Shareholders who are or will be “affiliates” of A&L or Santander prior to, or of Santander after, the Effective Date will be subject to certain transfer restrictions relating to the New Santander Shares received in connection with the Scheme.
A&L will prepare the Scheme Document which will be distributed to A&L Shareholders. Santander and A&L strongly advise A&L Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. This announcement does not constitute a prospectus or prospectus equivalent document. A&L Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once the Scheme Document has been dispatched.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.
JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of ”relevant securities” of Santander or A&L, all “dealings” in any “ relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the “offer period” for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in ”relevant securities” of Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Santander or A&L by Santander or A&L, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander’s ability to successfully combine the businesses of Santander and A&L and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor A&L undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or A&L as appropriate.

APPENDIX I
Conditions to the Implementation of the Scheme and the Acquisition
1.
The Acquisition will be conditional upon the Scheme becoming effective by not later than 31 December 2008 or such later date (if any) as, subject to the City Code, A&L and Santander may agree and, if required, the Court may allow.

2.	The Scheme will be conditional upon:
(a)
approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of A&L Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the A&L Extraordinary General Meeting or any adjournment of that meeting; and
(c)
the sanction (with or without modification, but subject to each such modification being acceptable to Santander, acting reasonably) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and in relation to the reduction of capital, being registered.

3.
In addition, A&L and Santander have agreed that, subject as stated in paragraph 4 below, the Acquisition will also be conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

(a)
any resolutions of Santander Shareholders required in connection with the proposed increase in Santander’s share capital required to issue the New Santander Shares being passed at the Santander General Shareholders Meeting or any adjournment of that meeting;

(b)
the approval by, and/or filing or registration with, the CNMV of the applicable documentation relating to the issue, offer and/or the subsequent listing on the Bolsas de Valores of the Santander Shares to be delivered in connection with the Acquisition (including any necessary prospectuses and supplement or additional information to such prospectuses) and any other documents the CNMV may require for any such approval, filing or registration (including the communication from the Bank of Spain regarding the no-objection to the capital increase);

(c)
the Financial Services Authority (the “FSA”) indicating pursuant to section 184(1) of the Financial Services and Markets Act 2000 (as amended) (“FSMA”), in terms reasonably satisfactory to Santander, that it approves any acquisition of:

(i)	control over any UK authorised person;

(ii)	(if applicable) any additional kind of control over any UK authorised person; or

(iii)	(if applicable) any increase in a relevant kind of control which is already held over any UK authorised person, in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;
(d)	the Bank of Spain giving consent to the Acquisition insofar as it entails the indirect acquisition by Santander of non-EU credit entities directly or indirectly owned by A&L;

(e)	insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of Council Regulation (EEC) 139/2004 (as amended) (the “Regulation”):
(i)
the European Commission indicating, in terms reasonably satisfactory to Santander, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of, arising from or in relation to the proposed acquisition of A&L by Santander or any aspect thereof (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)
in the event that any aspect of the Acquisition is referred to the Office of Fair Trading in the United Kingdom under Article 9 of the Regulation, the Office of Fair Trading or the appropriate Minister indicating, in terms reasonably satisfactory to Santander, that it is not the intention of the Office of Fair Trading or the appropriate Minister to refer the proposed acquisition of A&L by Santander or any matter arising therefrom or related thereto to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand; and/or

(iii)
in the event that any aspect of the Acquisition is referred under Article 9 of the Regulation to a competent authority of any other European Union or EFTA states, each such authority confirming that the Acquisition may proceed on terms reasonably satisfactory to Santander;

(f)
no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is reasonably likely to:

(i)
make the Acquisition, its implementation or the acquisition of any A&L Shares by any member of the Wider Santander Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

(ii)
require, prevent or delay the divestiture or materially alter the terms envisaged for a proposed divestiture by any member of the Wider Santander Group or by any member of the Wider A&L Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of the Wider Santander Group or the Wider A&L Group in either case taken as a whole;

(iii)
impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Santander Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in A&L or on the ability of any member of the Wider A&L Group or any member of the Wider Santander Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider A&L Group, which in any such case is material in the context of the Wider A&L Group taken as a whole;

(iv)
require any member of the Wider Santander Group or the Wider A&L Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider A&L Group or any asset owned by any third party (other than in the implementation of the Acquisition), which is material in the context of the Wider A&L Group taken as a whole;

(v)	require, prevent or delay a divestiture, by any member of the Wider Santander Group of any shares or other securities (or the equivalent) in A&L;

(vi)
result in any member of the Wider A&L Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Wider A&L Group taken as a whole;

(vii)
impose any material limitation on the ability of any member of the Wider Santander Group or any member of the Wider A&L Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Santander Group and/or the Wider A&L Group which is adverse to and material in the context of the Wider A&L Group taken as a whole; or

(viii)
otherwise affect the business, assets, profits or prospects of any member of the Wider Santander Group or any member of the Wider A&L Group in a manner which is adverse to and material in the context of the Wider Santander Group taken as a whole or the Wider A&L Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any A&L Shares having expired, lapsed, or been terminated;

(g)
all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Santander in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, A&L by any member of the Wider Santander Group having been obtained in terms and in a form reasonably satisfactory to Santander from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider A&L Group or the Wider Santander Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Santander to carry on the business of any member of the Wider A&L Group in any jurisdiction having been obtained, in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Wider A&L Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

(h)
save as fairly disclosed by or on behalf of A&L to Santander or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider A&L Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider A&L Group is a party to or to which any member of the Wider A&L Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Santander Group of any shares or other securities (or the equivalent) in A&L or because of a change in the control or management of any member of the A&L Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider A&L Group taken as a whole:

(i)
any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider A&L Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)
the rights, liabilities, obligations, interests or business of any member of the Wider A&L Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider A&L Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii)	any member of the Wider A&L Group ceasing to be able to carry on business under any name under which it presently does so;

(iv)
any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider A&L Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider A&L Group otherwise than in the ordinary course of business;

(v)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider A&L Group;

(vi)	the value of, or the financial or trading position or prospects of any member of the Wider A&L Group being prejudiced or adversely affected;

(vii)	the creation of any liability (actual or contingent) by any member of the Wider A&L Group; or

(viii)	any liability of any member of the Wider A&L Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

(i)
except as fairly disclosed by or on behalf of A&L to Santander, or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of this announcement, no member of the Wider A&L Group having since 31 December 2007:

(i)
(save as between A&L and wholly-owned subsidiaries of A&L and save for the issue of A&L Shares on the exercise of options granted under the A&L Share Option Schemes or pursuant to A&L’s dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

(ii)
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for the proposed interim dividend of 18 pence per A&L Share to be declared prior to the Effective Date and other than by any wholly-owned subsidiary of A&L;

(iii)
save for transactions between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business;

(iv)
save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the course of carrying out its current banking activities;

(v)
issued, authorised or proposed the issue of any debentures, or (save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with business of the Wider A&L Group;

(vi)
entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider A&L Group or which is or is likely to be materially restrictive on the business of any member of the Wider A&L Group or the Wider Santander Group;

(vii)	entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider A&L Group;

(viii)
proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider A&L Group;

(ix)
made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by the A&L Group;

(x)
implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than in the ordinary course of business or between wholly owned members of the A&L Group;

(xi)
purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of A&L) is material in the context of the Wider A&L Group taken as a whole;

(xii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider A&L Group taken as a whole;

(xiii)
(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of the Wider A&L Group taken as a whole) had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xiv)
been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xv)
entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph (i);

(j)
except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of this announcement, since 31 December 2007:

(i)
there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider A&L Group which is material in the context of the Wider A&L Group taken as a whole;

(ii)
no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider A&L Group or to which any member of the Wider A&L Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider A&L Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole;

(iii)
no contingent or other liability having arisen or being likely to arise or having become apparent to Santander which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole; and

(iv)
no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider A&L Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider A&L Group taken as a whole;

(k)
except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts, or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to the date of this announcement, Santander not having discovered:

(i)
that any financial, business or other information concerning the Wider A&L Group publicly disclosed or disclosed to any member of the Santander Group at any time by or on behalf of any member of the Wider A&L Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii)
that any member of the Wider A&L Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or Interim Results of A&L, and which is material in the context of the Wider A&L Group taken as a whole; or

(iii)
any information which affects the import of any information disclosed to Santander prior to the date of this announcement at any time by or on behalf of any member of the Wider A&L Group and which is material in the context of the Wider A&L Group taken as a whole; and

(l)
except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider A&L Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider A&L Group taken as a whole.

4.
Santander reserves the right to waive in whole or in part all or any of the Conditions except Condition 1. Santander will be under no obligation to waive or treat as satisfied any of the conditions in Condition 2 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

5.
The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or there is a reference to the UK Competition Commission.

6.
Subject to the consent of the Panel, Santander reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent (or such lesser percentage (not being less than 50 per cent) as Santander may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7.
If Santander is required by the Panel to make an offer for A&L Shares under the provisions of Rule 9 of the City Code, then Santander may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

8.
The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any applicable Spanish laws or regulations.

APPENDIX II
Sources and Bases of Information
Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:
1.
The financial information relating to Santander has been extracted from its audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements as published by Santander for the relevant periods, all of which are prepared in accordance with IFRS.

2.	The financial information relating to A&L has been extracted from its audited annual accounts for the relevant periods as published by A&L, all of which are prepared in accordance with IFRS.

3.	The value placed on the entire issued ordinary share capital of A&L by the Acquisition is based on 420,917,175 A&L Shares in issue at the date of this announcement.

4.	All prices quoted for A&L Shares and Santander Shares are Closing Prices.

5.	The following exchange rate has been used in this announcement: Euro 1.2517:£1.00.

APPENDIX III
Irrevocable undertakings
The following persons have given or agreed to give irrevocable undertakings as described in paragraph 9 of this announcement in respect of the number of A&L Shares set out below (and any further shares acquired by them prior to the Effective Date):

Name	Number of A&L Shares

Malcolm Aish	5,000
Richard Banks	62,942
Jane Barker	5,000
Roy Brown	2,500
David Bennett	60,489
Ian Buchanan	50
Rod Duke	5,250
Mary Francis	1,700
Mike McTighe	7,500
Angus Porter	0
Chris Rhodes	56,593
Margaret Salmon	5,000
Jonathan Watts	5,000

APPENDIX IV
Definitions
The following definitions apply throughout this announcement unless the context otherwise requires:

“Abbey”	Abbey National plc

“Acquisition”	the proposed acquisition by Santander of A&L by means of the Scheme of Arrangement;

“A&L”	Alliance & Leicester plc;

“A&L Articles”	the articles of association of A&L in force from time to time;

“A&L Board”	the board of directors of A&L as at the date of this announcement;

“A&L Extraordinary General Meeting”	the extraordinary general meeting of A&L Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition;

“A&L Group”	A&L and its subsidiary undertakings;

“A&L Share Option Schemes”	The Company Share Option Plan, The Restricted Share Plan, The Deferred Bonus Plan, The Performance Share Plan, The Savings Related Share Option Plan and The Share Incentive Plan and “A&L Share Option Scheme” means any one of them;

“A&L Shareholders”	the registered holders of A&L Shares and “A&L Shareholder” means any of such holders;

“A&L Shares”	the ordinary shares of 50 pence each in the capital of A&L and “A&L Share” means any one of them;

“Annual Report and Accounts”	the annual report and accounts of A&L for the year ending 31 December 2007;

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

“Automated Quotation System”	the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain;

“Santander”	Banco Santander S.A.;

“Santander ADRs”	the American Depositary Receipts of Santander, each representing one Santander Share;

“Santander General Shareholders Meeting”	the general shareholders meeting of Santander to be convened in connection with the proposed increase in Santander’s share capital, if required;

“Santander Group”	Santander and its subsidiary undertakings;

“Santander Shares”	the existing shares of Euro 0.50 each in the capital of Santander and “Santander Share” means any one of them;

“Santander Shareholder Circular”	the notice convening the Santander General Shareholders Meeting and the information and documentation to be made available to Santander Shareholders at the time such notice is published;

“Santander Shareholders”	holders of Santander Shares and “Santander Shareholder” means any one of them;

“Bolsas de Valores”	the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;

“Business Day”	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London or Madrid, as applicable;

“CDIs” or “Credit Depositary Interests”	dematerialised depositary interests in CREST;

“City Code”	the City Code on Takeovers and Mergers;

“Closing Price”	the closing middle-market quotation of a A&L Share as derived from the London Stock Exchange Daily Official List or the closing market price of a Santander Share as derived from Bolsas de Valores (as the context requires);

“CNMV”	Comisión Nacional del Mercado de Valores, the Spanish securities regulator;

“Companies Act”	the Companies Act 2006, as amended;

“Competition Commission”	the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

“Conditions”	the conditions to the implementation of the Acquisition set out in Appendix I of this announcement and “Condition” means any one of them;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of the Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Orders”	the orders of the Court granted at the First Court Hearing (sanctioning the Scheme under section 899 of the Companies Act) and at the Second Court Hearing (confirming the reduction of capital provided for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted), respectively or, where the context so requires, either of them;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in CREST);

“CRESTCo”	CRESTCo Limited;

“Daily Official List”	the daily official list of the London Stock Exchange;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Exchange Ratio”	the ratio of 1 Santander Share for every 3 A&L Shares;

“First Court Hearing”	the hearing by the Court of the petition to sanction the Scheme under section 899 of the Companies Act;

“FSMA”	Financial Services and Markets Act 2000;

“Hearing Record Time”	6.00 p.m. on the Business Day immediately preceding the Second Hearing Date;

“Iberclear”	the Spanish clearance and settlement system of that name through which holdings of, and trades in, Santander Shares are, and the New Santander Shares will be, cleared and settled;

“Interim Results”	means the unaudited interim financial results of A&L for the six month period ending 30 June 2008;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited;

“Listing Rules”	the Listing Rules of the UK Listing Authority;

“London Stock Exchange”	London Stock Exchange plc or its successor;

“Meetings”	the Court Meeting and the A&L Extraordinary General Meeting;

“Merrill Lynch”	Merrill Lynch International;

“Morgan Stanley”	Morgan Stanley & Co. Limited;

“New Santander Shares”	the Santander Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition;

“Offer”	should Santander elect to make the Acquisition by way of a contractual offer, the recommended offer to be made by Santander for A&L, on the terms and subject to the conditions set out in this announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“offer period”	has the meaning given to it in the City Code;

“Office of Fair Trading” or “OFT”	the UK Office of Fair Trading;

“Panel”	the Panel on Takeovers and Mergers;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755) including any modification thereof or any regulations in substitution therefore made under section 207 of the Companies Act and for the time being in force;

“Regulatory Information Service”	any of the services authorised from time to time by the Financial Services Authority for the purposes of disseminating regulatory announcements;

“Rothschild”	N M Rothschild & Sons Limited;

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between A&L and the holders of the Scheme Shares, with or subject to any modification thereof or in addition thereto or condition agreed by A&L and Santander and which the Court may think fit to approve or impose;

“Scheme Document”	the document to be posted to A&L Shareholders and others containing, inter alia, the Scheme and the notice of the Meetings;

“Scheme Shareholders”	the holders of Scheme Shares;

“Scheme Shares”	A&L Shares:
(a)	in issue on the date of this announcement;

(b)	(if any) issued after the date of this announcement and prior to the Voting Record Time;

(c)
(if any) issued on or after the Voting Record Time and at or prior to the Hearing Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the A&L Articles to be adopted at the A&L Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Second Court Hearing”	the hearing by the Court of the petition to confirm the reduction of capital provided for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted);

“Third Party”	a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction;

“UK Listing Authority”	the Financial Services Authority in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland and its dependent territories;

“United States” or “US”	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction;

“Voting Record Time”	the time fixed by the Court and A&L for determining the entitlement to vote, respectively, at the Court Meeting and the A&L Extraordinary General Meeting as set out in the notices thereof;

“Wider A&L Group”	the A&L Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the A&L Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent of the voting or equity capital or the equivalent;

“Wider Santander Group”	the Santander Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Santander Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent of the voting or equity capital or the equivalent.
For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act.

Item 2
OTHER NOTIFICATIONS
Banco Santander (“Santander”) hereby advises that a webcast presentation to analysts will take place today, Monday July 14, 2008 at 13:00 hours (Madrid time), relating to the transaction over Alliance & Leicester referred to in the Material Fact Announcement published by Santander earlier today.
The presentation to analysts can be followed by anyone interested via the Internet, at the following address:
http://gaia.unit.net/santander/20080714/en/disclaimer.html
The presentation materials will be published prior to the commencement of the presentation via its notification to the CNMV and publication on the corporate website:
www.santander.com
Boadilla del Monte (Madrid), July 14, 2008
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5° de Sociedades, Inscripción 1a. C.I.F. A-39000013

Item 3

Recommended Offer for Alliance & Leicester

14 July 2008

Abbey

Santander

Recommended Offer for Alliance & Leicester 14 July 2008

Disclaimer
This document does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Investor Presentation in any jurisdiction in contravention of applicable law. This document is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registration. This Investor Presentation does not constitute a prospectus or prospectus equivalent document. This Investor Presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander’s ability to successfully combine the businesses of Santander and Alliance & Leicester and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor Alliance & Leicester undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The distribution of the information or material on this site may be restricted by local law or regulation. This Investor Presentation may only be accessed in or from the United Kingdom by persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 49 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order. No statement in this Investor Presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or Alliance & Leicester as appropriate.

3

Description of the deal

Strategic rationale

Financial impact

Summary

Abbey Santander

Description of the deal Strategic rationale Financial impact Summary

A full and fair offer
1 Santander share for every 3 A&L shares(1)
The value of 299 pence per A&L share plus an 18 pence per share interim dividend 36.4% premium to closing price on 11 July 2008 9.3% premium based on average share prices over 4 weeks prior to 11 July 2008 Significant premium to peer group based on P/E multiples
Recommended by A&L’s board
(1) Based on approximately 421m A&L shares outstanding, approximately 140m Santander shares will be issued

Additional information
Structured as Scheme of Arrangement Subject to Santander EGM to approve share issuance
A&L shareholder approval and UK court sanction Regulatory and anti-trust approvals
The Board of A&L will declare an interim dividend of 18 pence per share prior to completion
A&L shareholders will receive Santander dividends following completion of the transaction

6

Description of the deal

Strategic rationale

Financial impact

Summary

Abbey Santander

Description of the deal Strategic rationale Financial impact Summary

Strong strategic rationale for A&L shareholders to accept the offer
Santander believes that A&L’s business is affected by current market conditions and cannot take full advantage of growth opportunities
Write-downs of treasury assets impacting regulatory capital position
Treasury portfolio is relatively large and balance sheet is reliant on wholesale funding
Santander considers there is a risk of franchise deterioration for A&L as a standalone business in a higher risk environment

8

Abbey has performed well with Santander's business model

FY 2007 vs. FY 2006
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
(50%)
Gross operating income
Net operating income
Attributable profit
Abbey
A&L

Cost/Income ratio
60%
55%
50%
45%
FY 2006
FY 2007
Abbey
A&L

Abbey Santander

Abbey has performed well with Santander’s business model
Cost/Income ratio
FY 2007 vs. FY 2006
30% 60% 20% 10% 55% 0% (10% ) (20% ) 50% (30% ) (40% ) (50% ) 45% Gross Net Attributable FY 2006 FY 2007 operating operating profit income income Abbey A&L Abbey A&L

Strong strategic rationale for Santander
Increased critical mass in the UK market (as part of
1
our “Vertical Strategy”) In-market synergies (migration to Partenon,
2
integration of back office functions)
3 Good geographic fit — better market reach
Acceleration of Abbey’s planned expansion in SME /
4
commercial market by 2-3 years

10

Branches
5.6%
2.0%
7.6%
Savings Balances
5.9%
2.2%
8.1%
Unsecured Personal Loan Balances
3.0%
5.2%
8.2%
Mortgage Balances
9.3%
3.6%
12.9%
0%
2%
4%
6%
8%
10%
12%
14%
Market Share
Abbey
A&L

Note: Data as at December 2007

Abbey Santander

1 Increased critical mass in the UK market (as part of our “Vertical Strategy”)
Branches 5.6% 2.0% 7.6% Savings Balances 5.9% 2.2% 8.1%
Abbey A&L
Unsecured Personal
3.0% 5.2% 8.2% Loan Balances
Mortgage Balances 9.3% 3.6% 12.9% 0% 2% 4% 6% 8% 10% 12% 14% Market Share
Note: Data as at December 2007

2 We believe A&L’s efficiency can be improved through best practices
Benchmarking: operating expenses (2008)
0.95%
1.0% 0.8% 0.67% 0.5% Total expenses(1)/total customer balances (2) 0.3% 0.0% A&L _____ Abbey
Adjusting for differences in business mix, we believe there is a £30-50m opportunity on a standalone basis, before integration cost synergies are taken into account
(1) Including depreciation and amortisation (2) Total customer balances are defined as total mortgage, unsecured personal loan, corporate loan and customer deposit balances at 31 December 2007

12

Implementation of Partenon reaching final stages

2006
Q1'07
Q2'07
Q3'07
Q4'07
2008
Portals & Processes
Applications Infrastructure
Technical Infrastructure
Cards (Debit & Credit)
Personal Accounts
Phased implementation in progress
Payments
Loans
Process alignment and staff training
Benefits of an integrated system

Abbey Santander

2 In-market synergies: migration to Partenon, integration of back office functions
Implementation of Partenon reaching final stages
... we are now ready to integrate A&L with low execution risk

13

£ million
200
150
100
50
0
£30m
£65m
£25m
£35m
£10m
£15m
£180m
Efficiency best practices
IT initiatives
Operations
Central and support rationalisation
Property synergies
Other e.g. purchasing
Total

Abbey Santander

2 These initiatives will allow Santander to capture approximately £180 million in pre-tax cost synergies
£ million 200
£15m £180m £10m £35m 150 £25m 100 £65m 50 £30m 0 Efficiency _____ IT _____ Operations _____ Central and _____ Property _____ Other e.g. Total best _____ initiatives _____ support _____ synergies _____ purchasing practices _____ rationalisation
Top-down analysis conducted by Santander based on experience of prior transactions (including the acquisition of Abbey)
£70m of synergies expected by end of 2009, £140m by end of 2010 and approximately £180m by end of 2011
Estimated cost synergies represent 23% of A&L’s 2007 cost base

3 Good geographic fit — better market reach
1 Abbey branch 1 A&L branch network _____ network 2 2 3 2 Total branches _____ Total branches 1 705 1 254 4 2 3 3 2 2 2 2 16 5 3 1 3 1 10 4 3 16 5 1 1 1 1
5 3 [15] 12 3 0 1 6 6[13] 8 0 2 2 [1] 1 16 2 1 8 15 1 0 3 8 15 1 0 2 6 1 6 7 1 1 21 2 1 14 0 1 3 12 7 1 1 1 3 4 0 2 5 0 82 4 1 1 4 67 11 10 4 12 1 1 0 1 5 0 2 23 5 3 02 0 1 13 12 6 1 2 2 6 6 7 2 2 0 0 5 5 2 2 1 9 2 3 2 2 5 2 7 3 2 1 1 2 7 4 0 1 20 6 3 4 1 4[1] 15 5 1[1] 6 4 4 2 4 2 2 2 3 3 3 1 1 2 7 5 4 2 4 1 [1] 0 4 6 3 [4] 10 2 1 2 4 5 4 3 2 0 9 10 2 2 3 5 1 1 5 8 5 1 2 2 4 7 2 1 2 12 9 8 2 4 3 5 2 6 0 3 4 9 9 2 6 6 2 0 3 5 6 3 5 10 2 5
Abbey network strengthened by the addition of 254 A&L branches, particularly in Central England, the South Coast and Northern Ireland
A&L branch network fits extremely well with Abbey’s existing plans to open 300 new branches, accelerating planned build-out by several years
Note: Maps show 699 out of total 705 Abbey branches and 246 of total 254 A&L branches

15

A&L's business centre network

Open
Planned

Business banking franchise

Active Customers

77%
120,000
92,400
212,400
Abbey
A&L
Combined

Commercial Loan Balances (£bn)

290%
2.9
8.4
11.3
Abbey
A&L
Combined

Abbey Santander

4 Acceleration of Abbey’s planned expansion in SME / commercial market by 2-3 years
A&L’s business centre network Business banking franchise
Active Customers
212,400
77%
120,000
92,400
Abbey A&L Combined
Commercial Loan Balances (£bn) 290% 11.3
8.4
2.9 Abbey _____ A&L _____ Combined

16

Measures will be taken to manage potential risks

Risks	Mitigants
Credit and liquidity ▪ Increasing Santander's exposure to the UK… ▪ … at a time where asset quality across the market may be softening ▪ Relatively large liquidity gap and exposure to short-term funding in A&L as a standalone business	1. Increase A&L regulatory capital ratios to higher levels 2. Incremental provisions factored into our P&L projections 3. Increase coverage ratios to Abbey's standards 4. Projected assets of combined A&L and Abbey reduced by approximately £20-30bn over two years (deleveraging impact factored into our P&L projections)

Abbey Santander

Measures will be taken to manage potential risks
Risks _____ Mitigants
Credit and liquidity 1. Increase A&L regulatory capital ratios to higher levels
Increasing Santander’s
exposure to the UK... 2. Incremental provisions factored into our
P&L projections
... at a time where asset
quality across the market 3. Increase coverage ratios to Abbey’s may be softening _____ standards
Relatively large liquidity gap 4. Projected assets of combined A&L and and exposure to short-term _____ Abbey reduced by approximately £20-
funding in A&L as a 30bn over two years (deleveraging impact standalone business _____ factored into our P&L projections)

17

Description of the deal

Strategic rationale

Financial impact

Summary

Abbey Santander

Description of the deal Strategic rationale Financial impact Summary

In current market conditions, Santander’s conservative approach would imply that an additional £1bn of capital is required
Santander will allocate £1 billion of capital against balance sheet strengthening and integration costs Protection against future adverse development of treasury portfolio Previous mark-to-market losses on AFS portfolio have not been deducted from regulatory capital to date Anticipated increased credit impairments through the cycle Improvement of coverage ratios and other balance sheet strengthening Restructuring charges associated with integration

Funding gap in A&L will be addressed
Significant funding gap in A&L’s balance sheet currently due to size of treasury and loan portfolios versus retail deposits
Has created challenges for A&L in less benign market conditions
Santander intends to close the funding gap by reducing the projected total assets of the combined A&L and Abbey by approximately £20-30 billion over two years

20

Net Profit	
Adjust for: higher provisions	Increase provisioning by 17 bps by 2010 over average of analyst estimates of 44bps
Adjust for: cost of de-leveraging	Projected assets of combined A&L and Abbey reduced by approx. £20-30bn over 2 years
Adjust for: lower "extraordinary" cost of funding	Lower funding costs (due to reduced funding gap, stronger balance sheet)
Adjust for: synergies	Estimate of £180m (pre-tax)
Adjust for: reduced incremental costs at Abbey	Mainly expansion into SME market (£35m benefit pre-tax)
Adjust for: net yield from additional capital	£1bn invested in risk-free instruments
Net profit incl. synergies and other adjustments	

Abbey Santander

Santander’s estimate of potential adjustments to profits under its prudent approach in current environment
Net Profit
Increase provisioning by 17 bps by 2010 over
Adjust for: higher provisions
average of analyst estimates of 44bps
Projected assets of combined A&L and Abbey
Adjust for: cost of de-leveraging
reduced by approx. £20-30bn over 2 years
Adjust for: lower “extraordinary” Lower funding costs (due to reduced funding cost of funding _____ gap, stronger balance sheet)
Adjust for: synergies _____ Estimate of £180m (pre-tax)
Adjust for: reduced incremental _____ Mainly expansion into SME market (£35m costs at Abbey _____ benefit pre-tax)
Adjust for: net yield from additional
£1bn invested in risk-free instruments
capital
Net profit incl. synergies and
other adjustments

Financial impact: the deal meets our financial criteria
1 Santander share for every 3 A&L shares Price proposed per share 299p Total equity valuation £1.26bn Plus: additional capital £1.00bn Total cost £2.26bn Core Tier 1 impact(1) (7)bps
2009 2010 2011
Net attributable profit inc. synergies and other adjustments(2) £309m £372m £419m Return on investment 14% 16% 19%
Accretion in Santander’s earnings per share including synergies (before restructuring costs) expected from 2009(3) These figures are not based on A&L estimates and have not been approved by A&L
The banking sector’s cost of equity has clearly gone up over the past 12 months — higher ROIs are expected
(1) Resulting core Tier 1 based on pro forma core tier 1 as of 1Q08 (initial impact, not assuming deleveraging). Assuming A&L 2007 year end core Tier 1 capital net of goodwill of £1,666m (Basel 2) adjusted for £346m AFS reserves as at 30 April 2008, £189m reduction in fair value and impairment losses (pre-tax) in four months to 30 April 2008, £24,082m of risk-weighted assets and assuming a tax rate of 28%. If the full amount of additional capital (£1 billion) were assumed to affect Santander’s core capital, the impact would be 19bps (2) Adjusted for items listed on slide 20 (3) This statement as to financial accretion is not intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year

22

Description of the deal

Strategic rationale

Financial impact

Summary

Abbey
Santander

Description of the deal Strategic rationale Financial impact Summary

Summary
The acquisition of A&L makes sense from an “industrial” point of view...
Higher economies of scale / commercial reach In-market synergies (IT migration, integration of back offices) Recapitalisation
... and meets Santander’s financial criteria
Return on investment of 19% in 2011 Earnings accretion from 2009(1)
However, we are aware of the risks involved
Credit / risk concentration Liquidity risk
We are taking clear measures to address these risks
Higher provisions factored into our projections £1bn additional capital The funding gap will be closed over the next 2 years
(1) This statement as to financial accretion is not intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year

·We believe the proposed offer represents a good balance between risks and opportunities...
·... and it offers value for both A&L’s and Santander’s shareholders
C73893 Page 65 of 71

25

Estimated Timetable '08

14 July	▪ Announcement of transaction
29 July	▪ Santander and Abbey interim results
1 August	▪ A&L interim results
August	▪ Scheme documents posted to A&L shareholders
September	▪ A&L shareholder meetings ▪ Santander shareholder meeting
October	▪ Final UK court hearing to approve Scheme of Arrangement ▪ Scheme of Arrangement effective / Transaction completes

Abbey Santander

Estimated Timetable ‘08
14 July Announcement of transaction 29 July Santander and Abbey interim results 1 August A&L interim results
August Scheme documents posted to A&L shareholders
A&L shareholder meetings
September
Santander shareholder meeting
Final UK court hearing to approve Scheme of Arrangement
October
Scheme of Arrangement effective / Transaction completes

Appendix

P&L and Balance Sheet
(2007) Abbey _____ A&L _____ Aggregate Profit and loss (£m)
Net interest income 1,597 801 2,398
Total revenue 2,635 1,426 4,061
Total expenses 1,312 774 2,086
of which staff costs 709 267 976 Impairment losses 214 100 314
Profit before tax 1,110 399 1,509
Net profit attributable to shareholders 822 257 1,079
Balance sheet (£bn)
Mortgages 110.5 42.8 153.3
Commercial loans 2.9 8.4 11.3
UPLs and other 3.2 3.7 6.9
Subtotal 116.6 54.9 171.5
Customer deposits 65.2 30.8 96.0
Gross mortgage lending 35.6 13.0 48.6
Redemptions and other movement (26.9) (8.2) (35.1)
Net mortgage lending 8.8 4.8 13.6
Total assets 199.4 79.0 278.3
Franchise
Customers (m) 16.4 5.5 21.9
Branches 705 254 959
Note: The figures in the column entitled “Aggregate” have been calculated by summation of the figures in the columns entitled “Abbey” and “A&L”, do not constitute pro forma information and have not been adjusted for any differences in accounting policies nor reviewed by independent accountants

Sources and Bases
Historical financial information relating to Santander has been extracted from its audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements as published by Santander for the relevant periods, all of which are prepared in accordance with IFRS.
Historical financial information relating to A&L has been extracted from its audited annual accounts for the relevant periods and the interim unaudited financial statements for the relevant periods as published by A&L, all of which are prepared in accordance with IFRS.
Slide 4
Value of 299 pence per A&L shares and 36.4% premium based on closing share prices of Santander and A&L on 11 July 2008 of #eu#11.23 and 219.25 pence respectively and exchange rate £/Eur: 0.7989 (Source: Bolsa de Madrid and Official List) 9.3% premium based on average closing share prices of Santander and A&L for the 4 week period up to and including 11 July 2008 of #eu#11.77 and 284.55 pence respectively and average exchange rate £/Eur: 0.7926 (Source: Factset) Statement regarding peer group trading multiples based on a peer group comprising RBS, Barclays, Lloyds TSB, HBOS and Bradford & Bingley and on closing share prices on 11 July 2008 (Source: Official List) and consensus earnings estimates (Source: IBES estimates from Datastream) Slide 11 Forecasts for 2008 relating to A&L are derived from reports published by Goldman Sachs (16 May 2008), Merrill Lynch (14 May 2008), Lehman Brothers (14 May 2008), ABN AMRO (14 May 2008), Citi (14 May 2008) and Deutsche Bank (13 May 2008) Slide 14 Number of A&L branches is derived from A&L annual report 2007 Locations of A&L branches are derived from the A&L website Slide 15 Locations of A&L business centres are derived from A&L presentation to the Merrill Lynch Bank & Insurance Conference (2 October 2007) The figure of 92,400 for A&L represents active business banking accounts as at 31 December 2007 (Source: A&L 2007 Annual Report and Accounts) and the figure of 120,000 for Abbey represents active SME customers as at 31 December 2007 The figure of £8.4bn for A&L represents Commercial Banking division lending balances as at 31 December 2007 (Source: A&L 2007 Annual Report and Accounts) and the figure of £2.9bn for Abbey represents commercial mortgages as at 31 December 2007 (Source: Abbey presentation to investors regarding results for the year to 31 December 2007) (these figures are also included on slide 26) Slide 21 Value of 299 pence per A&L share and total equity valuation based on closing share prices of Santander and A&L on 11 July 2008 of #eu#11.23 (Source: Bolsa de Madrid) and 219.25 pence (Source: Official List) respectively, exchange rate £/Eur: 0.7989 (Source: Official List) and 420.9 A&L shares outstanding (Source: A&L announcement on 1 July 2008) assuming no dilution from the exercise of options

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 14, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President